IRONSIDES Partners LLC

PIMCO Dynamic Credit Income Fund Investor Presentation

April 2015

Ironsides: About Us

Ironsides Partners LLC is a Boston-based U.S.-registered investment adviser specializing in asset value investing. Ironsides focuses on closed end funds, holding companies and corporate restructurings.

Ironsides Partners' Founder and CIO, Robert C. Knapp, has been investing in Closed End Funds for over 17 years.

Funds advised by Ironsides Partners own over $10,000,000 worth of common shares of PIMCO Dynamic Credit Income Fund (NYSE: PCI).

Our nominees are truly independent of PIMCO and its parent Allianz.

IRONSIDES PARTNERS LLC

Ironsides: Why are We Doing This?

Ironsides has no interest in PCI other than as a shareholder.

Ironsides is taking these actions to benefit all shareholders.

Our goals:
- Decreasing the discount
- Improving performance
- Reducing the embedded risk
- Improving corporate governance: our nominees are truly independent

IRONSIDES PARTNERS LLC

PCI: Hold PIMCO Accountable

PCI has traded at a discount nearly from inception.

- Launched in January 2013 the fund fell from an 8.5% premium in February 2013 to an 8% discount in June 2013 and traded at a discount since that time.
- PCI's shares are trading more than 17% below its $25 IPO price.
- PCI has total assets exceeding $5 billion in highly liquid securities, there is no excuse for tolerating a 10% discount.
- PCI has underperformed despite aggressive leverage which should have improved returns.

PCI's board continues to insist no action is necessary.

Ironsides seeks your support to elect two highly qualified, independent, engaged and effective nominees to PCI's board.

- New ideas and fresh perspective are needed to improve PCI's management and performance.
- PCI's own Proxy states that incumbent independent nominees serve on the boards and are compensated by 92 PIMCO or PIMCO affiliated funds.
- If elected, our nominees would comprise a minority of PCI's board

IRONSIDES PARTNERS LLC

PCI: Large Discount & Dismal Stock Performance



PCI has disappointed almost from inception

– Launched in January 2013 at $25 per share and has traded recently below $20.50 per share, more than 17% below its IPO price. The price drop represents a loss in market value of over $500 million.

– The fund fell from an 8.5% premium in February 2013 to an 8% discount in June 2013 and traded at a discount since that time.

PCI's total return since launch lags the broad bond market, generating a total return of approximately 1.8%, compared to the Barclays US Aggregate index (ticker: LBUSTRUU) which generated a total return of 5.8% during this same period.

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PCI: Performance Ranks Near the Bottom

Name	Ticker	Leverage	T12m Trailing Total Return
Doubline Opportunistic Credit	DBL	1.3x	16.9
PIMCO High Income	PHK	1.9x	10.9
PIMCO Dynamic Income	PDI	1.8x	10.1
PIMCO Corporate & Income Opps	PTY	1.3x	9.0
PIMCO Corporate & Income Strategy	PCN	1.3x	8.5
GL Beyond Income	GLBFX	1.0x	7.8
PIMCO Income Strategy Fund II	PFN	1.4x	7.7
BlackRock Multi-Sector Income	BIT	2.0x	7.0
PIMCO Income Strategy Fund	PFL	1.5x	6.8
Guggenheim Strategic Opp Fund	GOF	1.5x	6.7
Montgomery Street Income Securities	MTS	1.1x	6.5
Western Asset Premier Bond	WEA	1.3x	5.6
TCW Strategic Income	TSI	1.0x	5.6
PCM Fund	PCM	1.9x	4.8
PIMCO Income Opportunity	PKO	1.8x	4.8
MFS Charter Income	MCR	1.2x	4.5
MFS Multi-Market Income	MMT	1.2x	4.2
EV Limited Duration Income	EVV	1.7x	3.9
DoubleLine Income Solutions	DSL	1.5x	3.7
EV Short Duration Diversified	EVG	1.4x	3.5
Transamerica Income Shares	TAI	1.1x	3.4
PIMCO Dynamic Credit Income	*PCI*	*1.8x*	*3.3*
Franklin Limited Dur Income Trust	FTF	1.5x	2.5
Wells Fargo Adv Multi-Sec Income	ERC	1.4x	2.2
JH Investors Trust	JHI	1.6x	1.8
Western Asset Var. Rate Strategic	GFY	1.1x	0.5
AllianceBernstein Glb High Inc	AWF	1.3x	0.4
Diversified Real Asset Income	DRA	n/a	-
Putnam Intermediate Income	PIM	1.2x	0.7
Average		*1.4x*	*5.5*

Despite its high leverage, PCI returns are more than 10% below the top multi-sector fund

Seven other PIMCO-managed funds rank above PCI

Why does the board allow PCI to languish?

Return Data: Morningstar Multisector Rank as of March 26, 2015
Leverage Data: Calculated by Ironsides using publicly disclosed information from SEC filings (Total Assets / Net Assets)

Confidential

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PCI: Risky Returns

PCI's Performance is Mediocre – Especially Considering its Leverage

PIMCO boasts about its performance, claiming PCI is outperforming "peers", but they fail to acknowledge the significant use of leverage and derivatives such as credit default swaps (CDS) to earn those returns.

PIMCO is taking substantial risks with PCI Shareholder funds, which they do not adequately explain.

- As of December 31, 2014 leverage stood at 1.8x as measured by the ratio of Total Assets / Net Assets or $5.66 billion / $3.13 billion
- During 2014, PIMCO wrote default protection on Russia government bonds while Putin annexed the Crimea and invaded Ukraine
- PIMCO also wrote default insurance on issuers such as Petrobras of Brazil, which is mired in a corruption scandal that is destabilizing the Brazilian government.
- Russia and Brazil default exposure totals over $115 million which is on the books at a value of $10.7 million.

IRONSIDES PARTNERS LLC

PCI: Discount is at Bottom of PIMCO Funds

PCI is languishing at the widest discount of any PIMCO closed-end bond fund, in stark contrast to others at significant premiums and an average premium of over +10%. ***PCI is trading at more than 20% below the average.***

PIMCO Closed-End Bond Funds			
Name	Ticker	Premium/ (Discount)	T12M Return
PIMCO High Income Fund	PHK	60.57%	11.25%
PIMCO Corporate Opportunity Fund	PTY	14.84%	(1.26)%
PIMCO Strategic Income Fund	RCS	11.49%	(0.86)%
PIMCO Corporate Income Fund	PCN	2.87%	(0.34)%
PIMCO Income Strategy Fund	PFL	2.17%	10.58%
PIMCO Income Strategy Fund II	PFN	(0.87)%	8.93%
PIMCO Income Opportunity Fund	PKO	(1.24)%	3.10%
PIMCO Dynamic Income Fund	PDI	(2.86)%	8.51%
PIMCO Dynamic Credit Income Fund	**PCI**	**(10.12)%**	**(0.51)%**

All data provided by Bloomberg as of February 27, 2015

Why does the PCI board allow its shares to languish at a wide discount?

IRONSIDES PARTNERS LLC

Discount to NAV Harms Shareholders

PIMCO as fund manager receives its fees based on NAV.

PIMCO was paid over $63 million in management fees by shareholders in 2014.

Meanwhile, as of March 26, 2015 the discount to NAV represented $2.38 per share of lost value, or a total of over $326 million in lost shareholder funds.

Shareholders rely on share price to realize a return on their investment when they determine to sell their shares.

While PIMCO continues to enjoy fees despite the discount, shareholders continue to suffer!

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PCI has an Undefined Strategy

Why does PIMCO defend PCI's performance?

PIMCO has never articulated a clear strategy for PCI except "to earn current income" and states that it will utilize a "*dynamic asset allocation strategy among multiple fixed-income sectors in the global credit markets, including corporate debt, mortgage-related and other asset-backed securities.*"

– No stated benchmark

– No stated geographic focus

– No credit quality focus

– No duration focus

Lipper classifies PCI as a Global Income Fund, because any fund which invests in issuers "located in at least three countries, one of which may be the United States" is considered "Global". However Morningstar ranks PCI among "multi-sector" funds, which matches the description above much better.

IRONSIDES PARTNERS LLC

PCI's Board Must Be Held Accountable

In a letter to shareholders dated March 13, 2015, addressing the discount to NAV, PIMCO stated that "*[W]hile the Fund's shares have traded at a discount to net asset value, we largely attribute this to the volatile market environment that followed the launch of the Fund in 2013, when the Fed announced the tapering of its monthly purchase program.*"

PIMCO went on to state in the same letter that "*To date, the Board has determined not to take actions such as share repurchases or tender offers because the Board believes such actions generally fail to provide lasting benefits for long-term shareholders. The Board and PIMCO take a long-term view and believe that NAV performance is the appropriate way to value return and that strong NAV returns and attractive distributions result in robust total returns for shareholders in the long run.*"

The Board and PIMCO do not acknowledge there is a problem and simply make excuses. They are not taking action.

IRONSIDES PARTNERS LLC

PIMCO's Excuses are Unacceptable

PIMCO makes excuses that the discount to NAV is due to "volatile market conditions."

But other funds, including other funds managed by PIMCO, have successfully navigated this same volatility and trade at a premium!

As shown in the chart on page 6, PCI's performance ranks near the bottom of Morningstar's multi-sector bond fund peer group, and below seven other PIMCO funds.

These performance results are particularly poor in light of PCI's significantly higher leverage than the average leverage ratio in the Morningstar peer group.

With PCI's high level of leverage and use of derivatives, PCI's returns should have been significantly higher.

IRONSIDES PARTNERS LLC

PIMCO is in Disarray

In September 2014, William "Bill" Gross resigned from PIMCO.

Mr. Gross was a founder and CIO of PIMCO.

Mr. Gross' departure caused considerable turmoil at PIMCO, illustrated perhaps best by the withdrawal of $268 billion in assets from its mutual funds and accounts during 2014.

Ironsides believes that the departure of the guiding light of PIMCO would provide a reason for the Board to reconsider retaining PIMCO as the Fund's investment manager, particularly in light of PCI's persistent discount and disappointing returns.

IRONSIDES PARTNERS LLC

Truly Independent Trustees are Needed

PCI's own Proxy states that incumbent independent nominees serve on the boards of, and are compensated by, 92 PIMCO or PIMCO affiliated funds.

The independent nominees are paid over $200,000/year from PIMCO for their service with PCI and the other funds.

Complacency becomes complicity: Current actions suggest incumbent directors allegiance is to PIMCO, not PCI's shareholders.

The current trustees have not, and cannot, properly and effectively serve PCI's shareholders.

IRONSIDES PARTNERS LLC

Shareholders Deserve Better

PCI Shareholders Deserve:

- Directors that represent them, not PIMCO.

- Directors whose interests are aligned with shareholders.

- Effective, engaged oversight of the Fund manager.

- A fair price for their investment when they decide it is time to sell – whether they choose to sell or need to sell.

- Reasonable action to eliminate the discount to NAV at which PCI's shares trade.

IRONSIDES PARTNERS LLC

Ironsides' Nominees Will Represent ALL Shareholders

If elected, Ironsides nominees will work to:

- Initiate a share repurchase program to enhance NAV and narrow the discount

- Evaluate one or more tender offers at NAV

- Consider other managers or alternative management arrangements

IRONSIDES PARTNERS LLC

Ironsides Nominees:

Independent

Highly Qualified

Professional

Accomplished

Experienced

IRONSIDES PARTNERS LLC

Robert C. Knapp

Robert C. Knapp is the Founder and the Managing Director of Ironsides Partners LLC, an investment firm and SEC-registered investment adviser. He has also served as a director of MVC Capital, Inc. (NYSE:MVC), an externally managed, non-diversified closed-end management investment company, since 2003; Africa Opportunity Partners Ltd. and its related fund vehicles, including the Africa Opportunity Fund Ltd. (LSE: AOF), since 2007; and Castle Private Equity AG (SWX: CPEN), a Swiss investment company specializing in private equity investments, since 2012. Mr. Knapp has also served as an independent, non-executive director of Pacific Alliance Asia Opportunity Fund Ltd. (LSE: PAX) (and related fund vehicles) and its general partner, Pacific Alliance Group Asset Management Ltd., since 2010 and 2011, respectively. PAX is a listed feeder of a master fund investing in arbitrage and special situations in the Asian markets. In addition to the foregoing, Mr. Knapp holds volunteer board affiliations with the Regional Plan Association, Sea Education Association and Princeton-in-Asia. Mr. Knapp previously served as a Managing Director of Millennium Partners LP from 1997 to 2006. He also previously served as a director of Pacific Alliance Investment Management Ltd, a privately-owned investment manager investing in the Asian markets, from 2005 to 2009, and Vietnam Opportunity Fund Limited (LSE: VOF), a diversified closed-end fund focusing on Vietnam, from 2003 to 2006. Mr. Knapp graduated from Princeton University with a degree in Electrical Engineering and earned a BA in Politics, Philosophy and Economics from Oxford University.

IRONSIDES PARTNERS LLC

Richard Cohen

Richard Cohen is the Chairman of Lowey Dannenberg Cohen & Hart, P.C. ("Lowey"), a law firm that represents investors and directors in public companies, including closed-end funds. Mr. Cohen joined Lowey as an attorney in 1998 and has served as a director since 2005. He previously served as the President of Lowey from 2008 to 2014. Mr. Cohen also served as a director of MGT Capital Corporation (NYSE MKT: MGT), a holding company, where he was also a member of its audit committee, nominating committee, and compensation committee, from 2011 to 2012. Mr. Cohen is admitted to practice law in New York and Pennsylvania, and the bars of the U.S. Courts of Appeals for the 1st, 2nd, 3rd, 6th and 11th Circuits, and the U.S. District Courts for the Southern and Eastern Districts of New York, the Eastern District of Michigan and the Eastern District of Pennsylvania. Mr. Cohen received his undergraduate degree from Georgetown University and his Juris Doctor from the New York University School of Law.

IRONSIDES PARTNERS LLC

VOTE THE **GOLD** PROXY

PCI NEEDS TRUSTEES WHO WILL ADD A FRESH PERSPECTIVE AND TAKE STEPS TO ADDRESS PCI'S LAGGING PERFOMANCE.

VOTE FOR TRULY INDEPENDENT TRUSTEES WHO ARE NOT BEHOLDEN TO PIMCO.

VOTE FOR THE NOMINEES COMMITTED TO TAKING ACTION THAT WILL LEAD TO MAXIMUM VALUE FOR ALL SHAREHOLDERS.

IRONSIDES PARTNERS LLC

Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF IRONSIDES PARTNERS LLC ("IRONSIDES"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO PIMCO DYNAMIC CREDIT INCOME FUND. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

IRONSIDES HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

IRONSIDES SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH IRONSIDES BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

IRONSIDES RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. IRONSIDES DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

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